TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
TEL:(81-3)5157-2700 FAX:(81-3)5157-2900

File No. 82-5227

February 4, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Final Decision in Favor of the Company by the Supreme Court (dated January 21, 2004)
- Consolidated Business Results for the third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)
- Flash Report: Consolidated Financial Statements (6 Months Ended September 30, 2003)
- Flash Report: Non-Consolidated Financial Statements (6 Months Ended September 30, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

File No. 82-5227
January 21, 2004

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

Notice of Final Decision in Favor of the Company by the Supreme Court

Notice is hereby given that with regard to the action for infringement of patents filed by Aruze Corp. against Sammy Corporation (the "Company"), the Company was served a decision (dated January 20, 2004) from the Supreme Court that it had rejected a petition for receipt of final appeal from Aruze Corp., on January 21, 2004 and that the judgment delivered by the Tokyo High Court in favor of the Company has become final and conclusive, as described below:

Description

1. Petitioner for receipt of final appeal

(1) Name: Aruze Corp.

(2) Location: 1-25, Ariake 3-chome, Koto-ku, Tokyo

(3) Representative: Kazuo Okada, Representative Director

1. Background

(1) February 22, 2000

The plaintiff, Aruze Corp., filed this action against the Company, alleging that a pachislot game machine "*Kamen Rider V3*" of the Company infringed the patent rights of Aruze Corp. and claimed damages of ¥1,500,000,000 therefor.

(2) June 25, 2002

The Tokyo District Court delivered a judgment ("dismissing the plaintiff's claim") in favor of the Company.

(3) June 4, 2003

The Tokyo High Court delivered a judgment ("dismissing the appeal") in favor of the Company.

(4) June 17, 2003

Aruze Corp. filed with the Supreme Court a final appeal and a petition for receipt of final appeal.

(5) August 27, 2003

Aruze Corp. withdrew the final appeal (the petition for receipt of final appeal has remained pending).

3. Outline of the decision

(1) Date of decision:

January 20, 2004

(2) Contents:

The judgment in favor of the Company has become final and conclusive as described below:

(a) The petition to the Court shall be rejected.

(b) The petitioner shall bear the cost of the petition.

The Company hereby sincerely announces that the decision of the Supreme Court has proved its legitimacy.

- END -

File No. 82-5227

News Release

Sammy Corporation
(URL http://ir.sammy.co.jp/)

January 30, 2004

2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo 170 8436
JAPAN

Tokyo, January 30, 2004 – Sammy Corporation today announced consolidated business results for the third quarter ended December 31, 2003(April 1, 2003 to December 31, 2003).

1. Significant Accounting Policies in the Preparation of Third-Quarter Operating Results

(1) Changes in accounting methods for recognizing net sales in the most-recent consolidated fiscal year: None

(2) Audited/unaudited: No

2. Third-Quarter Operating Results of Fiscal Year Ending March 31, 2004 (April 1, 2003 – December 31, 2003)

(1) Net sales

	Million of Yen
Third-Quarter ended December 31, 2003	145,010

Notes: 1.Net sales are cumulative to the end of the quarter under review.
2.Figures for the corresponding quarter of the previous fiscal year are not presented as Operating Results are released quarterly effective from the quarter of this Fiscal Year 2003 under review.

[Supplementary Information Regarding Net Sales]

Net sales for the third quarter (October 1, 2003 to December 31, 2003) totaled ¥67,253 million.

The performance of unit volume sales of more than 126 thousand units in Sammy's pachislot machine operations was spurred by the very positive response received by *Hokuto No Ken* (Fist of the North Star), a new pachislot machine under the Sammy brand, as well as robust sales of RODEO-brand and OEM-supplied pachislot machines.

Pachinko machine operations contributed to sales with unit volume sales exceeding 93 thousand units, due to the marketing of four machine series in the third quarter. Two of these series had been initially slated to debut during the first half of the fiscal year. Unit volume sales performance was sufficient to exceed third-quarter sales targets.

In the NEWS business, Sammy continued to promote sales of its amusement arcade machine *ATOMISWAVE*, and launched the sale of two new home videogame titles, *SPY FICTION* and *SEVEN SAMURAI 20XX*.

As a result of the foregoing, cumulative net sales for the nine months ended December 31, 2003 were ¥145,010 million.

A breakdown of net sales by business segment is as follows.

Sales of pachislot and pachinko machines totaled ¥131,303 million, with cumulative unit volume sales exceeding 370 thousand units for pachislot machines, and more than 123 thousand units for pachinko machines. Amusement arcade equipment sales were ¥6,718 million, while home videogame software accounted for sales of ¥3,443 million. Sammy's "Others" business segment, encompassing amusement facility management, content and other businesses, recorded sales of ¥3,545 million.

(Reference:1)

Consolidated Business Results

	Cumulative for 6 months (From April 1, 2003 to September 30, 2003)	Third quarter only (From October 1, 2003 to December 31, 2003)	Cumulative for 9 months (From April 1, 2003 to December 31, 2003)
	Million of Yen	Million of Yen	Million of Yen
Net Sales	77,756	67,253	145,010
Operating income	22,935	18,555	41,491

Non-consolidated Business Results

	Cumulative for 6 months (From April 1, 2003 to September 30, 2003)	Third quarter only (From October 1, 2003 to December 31, 2003)	Cumulative for 9 months (From April 1, 2003 to December 31, 2003)
	Million of Yen	Million of Yen	Million of Yen
Net Sales	68,131	61,732	129,864
Operating income	22,868	18,875	41,743

(2) Significant events affecting Group financial position and operating results

Consolidated total assets at the end of the third quarter stood at ¥225,382 million, an increase of ¥112,509 million compared with the March 2003 figure.

The increase in assets was mainly attributable to the following factors:

- Increase in accounts receivable accompanying the higher sales
- Increase in investment securities due to purchase of shares in SEGA CORPORATION and an increase in investment in securities due to a higher fair market value for available-for-sale securities
- Increase due to the inclusion of Nissho Inter Life Co., Ltd. and other companies within the scope of consolidation

(3) Other significant events

From the current fiscal year, Sammy has set an interim dividend of ¥40 per share, to fulfill its commitment to returning earnings to shareholders, who possess shares of Sammy Corporation as of September 30, 2003.

On November 17, 2003, the Board of Directors voted to carry out a 1.5-for-1 split of Sammy Corporation stock. The relevant date for the stock split is December 31, 2003 (actual date of the decision: December 30, 2003). The split is scheduled to take effect on February 27, 2004.

The purpose is to expand the base of individual shareholders by creating an environment in capital and other markets more conducive to investing in Sammy.

3. Projection of consolidated results for fiscal year 2003(April 1, 2003 – March 31, 2004)

	Net sales	Operating income	Net Income	Net income Per share
	Million of Yen	Million of Yen	Million of Yen	Yen
Year ending March 31	215,000	61,800	30,000	597.14

Note1: Projected net income per share is calculated with the number of stocks issued as of December 31, 2003.
Based on the projected number of shares issued and outstanding following the stock split scheduled for February 27, 2004, Sammy is forecasting net income per share of ¥398.09.

Note2: Operating income was erroneously reported as ¥61,000 million on forecasts of full-year results announced on November 5, 2003. The actual projected figure for operating income of ¥61,800 million remains unchanged.

[Forecasts for the Fiscal Year Ending March 31, 2004]

Operating results for the third quarter were roughly in line with earlier forecasts. Sammy thus has no immediate plans to revise forecasts for the interim period and full year, as announced on Nov 5, 2003.

(Reference:2)

Projection of non-consolidated results for fiscal year 2003(April 1, 2003 – March 31, 2004)

	Net sales	Operating income	Net Income	Dividend per share	
				End of year	
	Million of Yen	Million of Yen	Million of Yen	Yen	Yen
Year ending March 31	190,000	56,800	28,000	40.00	80.00

Note: Operating income was erroneously reported as ¥56,000 million on forecasts of full-year results announced on November 5, 2003. The actual projected figure for operating income of ¥56,800 million remains unchanged.

***The above forecasts are based on information available to management at the time of announcement. A number of uncertainties may cause actual results to differ materially from forecasts.**

Investor Relations Contact:
E-mail: ir@info.mail.sammy.co.jp
URL: http://ir.sammy.co.jp/

File No. 82-5227

November 5, 2003

FLASH REPORT

CONSOLIDATED FINANCIAL STATEMENTS

6 Months Ended September 30, 2003

Name of the Company : Sammy Corporation
Code number : 6426
(URL http://ir.sammy.co.jp)
Representative: Hajime Satomi
President & CEO
Any inquiry to : Kiyofumi Sakino
Managing Director/Division Manager, Administration
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan
Tel (03) 5950−3790

Date of the Board of Directors meeting for the 6 months closing November 5, 2003

I. RESULTS OF CONSOLIDATED OPERATIONS FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2003

(1) RESULTS OF CONSOLIDATED OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 6 months ended September 30, 2003	77,756	(7.5)	22,935	(16.7)	10,031	(7.4)
For 6 months ended September 30, 2002	84,068	(9.9)	27,540	(20.4)	10,836	(35.4)
For Year ended March 31, 2003	165,774		51,709		23,066	

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 6 months ended September 30, 2003	201.43	199.32
For 6 months ended September 30, 2002	203.29	202.39
For Year ended March 31, 2003	436.79	435.42

	Millions of Yen
①Equity earnings from affiliates for 6 months ended September 30, 2003	5
Equity earnings from affiliates for 6 months ended September 30, 2002	4
Equity earnings from affiliates for year ended March 31,2003	12

②Weighted average number of share	Number of shares
For 6 months ended September 30, 2003	49,799,498
For 6 months ended September 30, 2002	53,303,541
For year ended March 31, 2003	52,038,939

③There was no significant change in the accounting policy between the periods presented.

④Percentages for net sales, operating income and net income represent change from the prior period.

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
September 30, 2003	159,858	77,246	48.3	1,561.64
September 30, 2002	126,270	63,412	50.2	1,196.37
March 31, 2003	112,873	65,428	58.0	1,298.90

(Note) The total numbers of shares outstanding — Number of shares

	Number of shares
For 6 months ended September 30, 2003	49,465,286
For 6 months ended September 30, 2002	53,003,500
For year ended March 31,2003	50,113,270

(3) CONSOLIDATED CASH FLOWS

	Net cash provided by operating activities	Net cash used in Investing activities	Net cash provided by (used in) financing activities	Cash and cash equivalents at the year-end
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
For 6 months ended September 30, 2003	2,457	(4,552)	12,371	36,777
For 6 months ended September 30, 2002	12,693	(3,022)	(1,917)	30,217
For Year ended March 31, 2003	31,645	(9,284)	(18,201)	26,567

(4) Scope of consolidation and equity method application

The Company consolidated all of 18 subsidiaries and applied the equity method to 1 affiliate.

(5) Change in scope of consolidation and equity method application

Starting from this fiscal year, 1 of the Company's subsidiaries was newly consolidated.

II. PROJECTION FOR FISCAL YEAR 2003 (APRIL 1, 2003 ~ MARCH 31, 2004)

	Net sales	Operating income	Net income
Entire-year	Millions of Yen 215,000	Millions of Yen 61,800	Millions of Yen 30,000

(Reference) Projected net income per share for the entire-year is ¥598.40.

Note :

The management of the Company is required to disclose the information about Projection of results for fiscal year ended March 2004 in accordance with the regulation of Tokyo Stock Exchange.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ from actual amount due to various reasons.

1.Description of Sammy Group

The group consists of the Company and its 18 subsidiaries and 1 affiliate, and is primarily engaged in business to develop, manufacture and sell pachinko and pachislot machines, amusement arcade equipment and home video game software. Our lines of business by segment are as follows:

Segment		Business contents	Names of company	
Pachinko and pachislot Business		Manufacture and sale of pachinko/pachislot machines and those attachments and accessories Maintenance and manufacture of peripherals Design of parlor	Sammy Corporation RODEO Co., Ltd. Japan Setup Service Co., Ltd. (Note 1) Shuko Electronics Co., Ltd. Sammy Design Corporation	
NEWS Business	Game machines used in amusement arcades	Development and sale of the amusement arcades machines Lease and maintenance of the above	In Japan	Sammy Corporation Sammy Amusement Service Co., Ltd. SI Electronics Co., Ltd.
			Overseas	Sammy Holding Co,. Inc. (Note 2) Sammy USA Corporation Sammy Europe Ltd.
	Home video game Software	Development and sale of home video game software	In Japan	Sammy Corporation MAXBET Co., Ltd. Dimps Corporation
			Overseas	Sammy Holding Co., Inc. (Note 2) Sammy Studios, Inc. Sammy Europe Ltd.
	Others	Management of amusement arcades Produce and sell music CD Development of computer Graphics License Management Internet Music Contents provider Development business of Commercial facilities Rent business on real estate	In Japan	Sammy Corporation Sammy Amusement Service Co., Ltd. Underground Liberation Force Inc. Quat Technology Inc. Alegria Corporation IP4 Inc. Sammy Networks Co., Ltd. Apanda Inc. (Note 3)
			Overseas	RTzen Inc.

(Note)

1. Japan Setup Service Co., Ltd. is an affiliated company.
2. Sammy Holding Co., Inc. is a holding company to integrate overseas business of Sammy USA Corporation, Sammy Studios, Inc. and Sammy Europe Ltd.
3. Apanda Inc. became a subsidiary upon the third party allotment of new shares in which the company participated.

The following is a chart of business transaction flow:


Pachislot and Pachinko Bisiness
NEWS Business
Pachislot and Pachinko
●Rodeo co.,Ltd.
(Development·Manufacture·Sale)
Pachislot
Sales Agent
Sales Agent
Pachislot
Pachinko
Pachinko Parlors
●Shuko Electoronics Co.,Ltd.
(Manufacture·Sale of periopherals)
●Sammy Desigu Corporation
(Design of hall etc)
△Japan Setup Service Co.,Ltd.
(Installation of pachislot/pachinko, Maintenance)
Other
SAMMY CORPORATION
Amusement arcade equipment
《In Japan》
●Sammy Amusement Service Co.,Ltd.
(Sale·Lease)
●S.I Electronics Co.,Ltd.
(Development·Manufacture·Sale)
《Overseas》
●Sammy USA Corp.
(Development·Manufacture·Sale)
●Sammy Europe Limited. (Sale)
Customers
Japan
Overseas
Home Video game software
《In Japan》
●Spike Co.,Ltd.(Development·Sale)
●Dimps Corp.(Development)
●MAXBET Co,.Ltd.
(Development·Sale)
《Overseas》
●Sammy Studios, Inc.
(Development·Sale)
●Sammy Europe Limited. (Sale)
Customers
Japan
Overseas
Others
《In Japan》
●Sammy Amusement Service Co.,Ltd.
(Operation of Amusement arcade)
●Underground Liberation Force Inc.
(Production·Sale of music countents)
●Quat Technology Inc.
(Development·Sale of computer graphics development)
●Alegria Corporation
(Internet Contents Business)
●IP4 Inc.
(License Management)
●Sammy Networks Co.,Ltd.
(Internet Music Contents Provider)
●Apanda Inc.
(Development business of Commercial Facilities)
《Overseas》
●RTzen, Inc.
(Computer graphics development)
Customers
Japan
Overseas
Flow of Products
Other
● Consolidated subsidiary
△ Affiliate

2. Management Policies

(1) Basic Management Policies
The Sammy Group's business domain consists of the pachislot and pachinko business, and the New Entertainment World of Sammy (NEWS) business, an area subdivided into amusement, content, new technology and merchandising.

Guided by the Sammy Group's core philosophy of "always proactive, always pioneering," and united under the brand statement "Culture Creator, By the Adventure Spirit, For the World People, Of the Original Entertainment," Sammy is working to improve group performance so as to meet the expectations of and to repay the trust shown by its shareholders and other stakeholders.

(2) Basic Policy Concerning Distribution of Earnings
The Sammy Group gives priority to returning earnings to its shareholders. The Group's basic policy is to pay an appropriate dividend that is commensurate with its earnings.

Effective from the current fiscal year, Sammy will pay an interim dividend as a means of rewarding shareholders for their continued support. The dividend takes into consideration the retained earnings required for business expansion, upcoming business ventures, and other new investments.

The interim dividend has been set at ¥40 per share. With a planned year-end dividend of an equal amount, Sammy intends to pay dividends for the full year of ¥80 per share, an increase of ¥10 from a year earlier.

Sammy plans to effectively use retained earnings for bolstering its operating base and financial position, investments primarily in the NEWS business, and the expansion of business through M&As and the establishment of new subsidiaries.

(3) Policy Regarding Reduction of the Trading Unit
Reducing the trading unit is considered to be an effective way for companies to broaden their base of individual investors and improve stock liquidity. Since registering on the over-the-counter (OTC) market in December 1999, Sammy's trading unit has been 100 shares, a level that the company believes makes its shares readily accessible to individual investors.

Sammy will continue to look at reducing the trading unit, taking into consideration the costs and benefits, operating results and market trends.

(4) Medium- to Long-Term Strategies and Other Issues
To spur further business development, the Sammy Group will strengthen and continue to grow its pachislot and pachinko machines business, currently its biggest earner. The capacity of the NEWS business—comprising the four concepts of amusement, content,

new technology and merchandising—to generate new earnings will also be vital to sustained growth.

In pachislot machines, Sammy will place even greater emphasis on improving R&D capabilities, while calling on its wealth of expertise in the field to develop innovative products rich in game play. At the same time, the Sammy Group will fight to maintain its leading market share in terms of annual unit sales volume by further bolstering its brand equity.

In the pachinko machine field, the Sammy Group is working to satisfy the increasingly diverse needs of pachinko hall operators and user preferences alike by bringing to market a range of products in varied genres. Specific actions include the hiring of additional engineering staffs to strengthen R&D capabilities, and effective use of outsourcing to speed up R&D activities. Further, Sammy is striving to vastly increase the number of products in the development pipeline likely to pass regulatory inspection. By introducing distinctive products into a variety of markets, the Group is aiming to capture a 10% share of the pachinko machine market in terms of annual unit sales volume.

Sammy is stepping outside Japan to grow the NEWS business into a second pillar of earnings after the pachislot and pachinko business.

In the area of amusement, Sammy has positioned *ATOMISWAVE*, the revolutionary arcade machine that went on sale in the current fiscal year, as one of the Group's strategic products. To spur demand for *ATOMISWAVE*, Sammy is making further improvements to the product by wooing influential Japanese software makers into supplying high-quality software, and by equipping it with an online gaming system. The hope is to mold *ATOMISWAVE* into an amusement arcade machine platform for Japan and the entire global market.

In the area of content, Sammy continues to market pachislot simulation software, capitalizing on synergies with the pachislot and pachinko business. These ongoing efforts are cementing the Group's standing in this genre.

In making inroads into the enormous North American and European home videogame software markets, Sammy is supplying products well matched to the market demands by promoting the development of products that accurately reflect the local market preferences and by upgrading development capabilities at overseas subsidiaries.

Sammy's efforts in network-based content are focused on a timely delivery of products and services. The Group is also moving to increase the subscriber base of its fee-based Internet sites, and has an e-commerce site handling original Sammy merchandises. Along with efforts to broaden its lineup, Sammy is working to generate a stable source of earnings in this area.

Not content to develop stand-alone amusement facilities, Sammy is branching out into the development of commercial facilities. By creating "entertainment spaces"—areas combining amusement facilities with shops, restaurants and other facilities—the Sammy Group will develop efficient operations underpinned by synergies derived from the customers it attracts.

As part of the Group's intellectual property strategies, Sammy's Intellectual Property Division deepens ties with inventors and developers at the earliest stages, uncovering promising new ideas quickly and reducing the time required to apply for patents. In this way, Sammy is working to further boost its number of patent applications, while also reinforcing internal structures to aggressively pursue its goals in this area.

To address environmental issues, Sammy is backing product development that sets out to reduce waste from the earliest design stages, while expediting the establishment of an internal recycling system. Sammy's aim is to boost earnings by effectively utilizing resources in a recycling-oriented manufacturing system.

Understanding its responsibilities in this matter and concerned for the future of the industry, the Sammy Group last year initiated a voluntary recall of its *Aladdin A* and *Salaryman Kintaro* pachislot machines through trade-in discounts and other means.

In October 2003, public safety commissions from several prefectures and cities in Japan notified Sammy that certification would be revoked for the two machines in question. Having received this notification, the Group intends to redouble efforts to complete the recall of these products from the market in an expedient manner.

(Revision to the law governing businesses impacting public order)
In October 2003, the National Police Agency informed pachinko and pachislot manufacturers and other groups within the industry of impending revisions to the law in Japan governing the operation of businesses deemed to affect public morality and order.

The Sammy Group is currently exploring the development of new machines in line with the most likely changes from these revisions, ahead of their scheduled enforcement in July 2004.

(5) Corporate Governance—Basic Stance and Significant Measures
(Basic stance on corporate governance)
The Sammy Group aims to maximize corporate value guided by the following management philosophy: "In step with society and through creativity and foresight, we contribute to the creation and development of entertainment culture." For Sammy, the most crucial management issues in realizing this goal are sound corporate management, ongoing improvements in efficiency, and the transparency of corporate activities.

(Corporate governance measures)

① Organizations governing management decision-making, operational execution and supervision, and other corporate governance systems

- Sammy has adopted the Corporate Auditor System under the Japanese Commercial Code, with two of the three auditors from outside the company.
- Sammy has introduced an executive officer system for accurate and speedy management decision-making, and clear separation of authority and responsibilities.
- In addition to regular monthly board meetings and executive committee meetings, Sammy holds board liaison committee and executive liaison committee meetings that encourage the free flow of information between directors and executive officers, while facilitating in-depth discussions needed to build consensus.
- Sammy established the Audit Office to head up internal auditing. The office's three-person team includes two fully qualified internal auditors, and is responsible for conducting internal audits, including audits of Group companies.
- Sammy has compiled a compliance manual aimed at instilling each manager and employee with a keen awareness of compliance issues, and works to improve IR activities founded on the principle of fair disclosure.
- In addition to annual audits, independent auditor, Asahi & Co., provides Sammy with valuable advice from an auditing perspective regarding the Group's monthly business reports. Whenever necessary, Sammy also consults with attorneys and other professionals on issues pertaining to corporate management and day-to-day operations.

② Personal, financial and trading relationships between Sammy and outside directors and auditors, and other beneficial relationships

Sammy currently has no outside directors. Moreover, Sammy has no trading or beneficial relationships with the two outside auditors, members of their families, or any company with which the two auditors are associated.

(6) Key Management Indicators as Medium-Term Objectives

The Sammy Group is pushing ahead with management efforts to augment corporate value, with the goal of ensuring continuing growth and maximizing shareholder value. As vital measures of investment efficiency and profitability, Sammy has set the following medium-term objectives.

① Return on Equity (ROE) 30%

② Ordinary income ratio 25%

(7) Other Significant Management Issues

Litigation

The following lawsuits have been filed against Sammy in relation to the pachislot machines manufactured and sold by the company, claiming infringement of certain

patent rights. The Sammy Group believes and is asserting that none of the cases being litigated constitutes an infringement of any patent rights whatsoever, but the outcome of such litigation may adversely affect its operating results.

The patent right being contested in case "c." below is the same as that in the case "a." The Japan Patent Office judged that the patent right in question was invalid, and published documents to that effect on December 25, 2002. Correspondingly, Aruze Corp. filed a petition with the Tokyo High Court on January 27, 2003 asking for this judgment to be nullified. The petition is currently under consideration.

Regarding case "e," the Japan Patent Office issued a decision on June 5, 2003, invalidating the patent in question after finding it to be invalid. Subsequently, ABILIT CORPORATION (formerly Takasago Electric Industry Co., Ltd.) filed a petition with the Tokyo High Court on July 10, 2003, asking for this judgment to be nullified. The petition is currently under consideration.

a. The claim for damages of ¥10,066 million made by Aruze Corp. ("Aruze")
On March 19, 2002, the Tokyo District Court ordered Sammy to pay Aruze ¥7,416 million. Sammy appealed to the Tokyo High Court on the same day. The appeal is currently under consideration.
b. The claim for damages of ¥1,500 million made by Aruze
On June 25, 2002, Sammy won the case at the Tokyo District Court. Aruze's subsequent appeal to the Tokyo High Court on July 5, 2002 was dismissed by that court on June 4, 2003. Aruze appealed the case to the Supreme Court on June 17, 2003.
c. The claim for damages of ¥1,430 million made by Aruze
The case was filed at the Tokyo District Court on March 26, 2001. The appeal is currently under consideration.
d. The claim for damages of ¥5,145 million made by Aruze
The case was filed at the Tokyo District Court on May 31, 2002, and is currently under consideration.
e. The claim for damages of ¥11,424 million made by ABILIT CORPORATION
The case was filed at the Osaka District Court on July 18, 2002, and is currently under consideration.

3. Operating Results and Financial Position

(1) Operational Review
The Japanese economy continued to be hampered by difficulties, including a persistent high level of unemployment, during the first half of the fiscal year ending March 31, 2004. Consumer spending was also lackluster, reflecting the difficult employment situation. Despite these negative factors, several indicators that the economy had turned a corner and began to emerge, among them a modest recovery in corporate earnings and capital investments, and a rebound in stock prices.

Severe business conditions persisted for pachinko hall operators. Fierce industry competition intensified, as the trend toward pachinko hall chains and increasingly larger halls continued unabated.

In the pachislot machine industry, sales remained largely robust. There was a steady stream of new machine varieties from all manufacturers, each with specifications within the scope of industry gaming regulations and each emphasizing game play. With respect to previously released machines thought to fall outside of current gaming regulations, Sammy, with the consent and cooperation of industry regulatory bodies, initiated a voluntary recall to remove such machines from the market in the shortest timeframe possible.

By contrast, the pachinko machine industry has, in the last few years, witnessed an ongoing shift toward uniformity in new machine varieties. This trend has predictably narrowed the potential base of pachinko fans. There has also been a decline in the number of pachinko players. The industry, however, has moved to stem the tide. Actions thus far have included a recent exhibit of new pachinko machine variants sponsored by *Zennichiyuren*, a prominent association of pachinko machine manufacturers, in addition to regulatory changes at *Nikkoso*, another major industry body, regarding the CR-1 variety of pachinko machines.

The amusement arcade industry has seen steady growth in the popularity of arcade machines equipped with card-based systems and networking capabilities as increasingly standard features. Large-scale *medal*—or token-based—game machines, too, have turned in stable growth. In amusement facilities, performance was largely on a par with the previous year, the result of a strong showing from shopping center-based arcades geared towards children and similar facilities. This healthy performance mostly outweighed the slightly negative impact of an unseasonably cool summer and inclement weather on the ability to draw in customers.

In addition to the end of the latest cycle of new game console hardware releases, the home videogame software industry was devoid of major hit software titles during the period under review. The recently held Tokyo Game Show 2003, however, featured numerous examples of software developed around new concepts, particularly network-compatible software for online play. This foray by software developers in Japan into a new area of game development has also garnered a great deal of attention from observers overseas.

In this business environment, the Sammy Group worked to maximize its synergies as a comprehensive entertainment company by synchronizing the launch of new pachislot machines—part of the Group's core business—with the sale and distribution of home videogame and mobile phone-based versions. By also promoting the sale of related merchandise, Sammy demonstrated its ability to advance media-mix strategies unmatched by market competitors.

Sammy posted consolidated net sales for the six-month period ended September 30, 2003 of ¥77,756 million, a year-on-year decline of 7.5%. Consolidated ordinary income was ¥22,241 million, down 18.5% from the previous year. This was attributable to an increase in R&D expenses and other expenses, mainly to promote R&D activities in the NEWS business. Consolidated interim net income was down 7.4% at ¥10,031 million.

Compared to initial forecasts, consolidated net sales were 8.5% lower, while consolidated ordinary income was higher than expected, up 7.4%.

An overview of operations by business segment is as follows.

Pachislot and Pachinko Machines

The Sammy Group took full advantage of its strong development capabilities to market a number of new pachislot machines during the period. These included models equipped with LCD displays featuring high-performance graphics chips that enhance the visual elements of game play; machines installed with the "Dream Reel," a Sammy breakthrough that shatters conventional thinking on pachislot machines, and machines with other features that set Sammy apart in the marketplace. These launches lifted unit sales to over 240,000 units in the first half of the current fiscal year, well above the figure for the same period a year earlier.

In pachinko machines, the Sammy Group made its first attempts at the development of so-called "Variant 2" and Variant 3" pachinko machines, also known in the market as the "HANE-MONO" and "KENRI-MONO" machine varieties. The focus here was on laying the groundwork for meeting diverse market needs by accumulating expertise in the manufacture of these new varieties and developing a broader product lineup. Unit sales volume for pachinko machines, however, edged lower year on year, as Sammy delayed the planned release of new pachinko machine varieties until the second half of the year. This decision followed a comprehensive evaluation of market trends and a desire to concentrate more heavily on pachislot machine sales.

These conditions culminated in lower performance for this segment, compared with the same period a year earlier, with sales down 9.0% at ¥69,803 million, and operating income 10.2% lower at ¥28,786 million.

While lower unit sales volume for pachinko machines, as previously mentioned, prevented Sammy from reaching planned sales targets, pachislot machines generated sufficient earnings to achieve earnings objectives.

(Main Pachislot and Pachinko Machines)

Pachislot Machines

Variety	Units Sold (thousands)
King Camel (Sammy)	39
Fire Drift (Sammy)	23
Slotter Kintaro RX (Rodeo)	52
Jet Set Radio (Rodeo)	14
Others	115
Total	243

Pachinko Machines

Variety	Units Sold (thousands)
CR Gokujo Umematsu Paradise	24
Others	6
Total	30

NEWS Business

(Amusement arcade equipment)

The Sammy Group began sales during the interim period of *ATOMISWAVE*, a new amusement arcade machine positioned as one of the Group's strategic products. Sammy worked to encourage the quick take-up of this new product into a preferred arcade game platform by developing compatible software in an array of genres. The Group also approached prominent software developers in Japan in a bid to gain the quality software and licensing agreements required to better augment the *ATOMISWAVE* product lineup. Despite these efforts, Sammy fell short of its targets for this product.

Meanwhile, Sammy witnessed healthy growth in the *REVOLUTION II* series of pachislot and pachinko machines specially redesigned for use in amusement arcades, alongside robust growth in *medal* game machines for children.

These factors resulted in sales of ¥3,278 million, down 6.8% from the same time a year earlier, and an operating loss of ¥801 million, owing to R&D expenditures.

(Home videogame software)

Sammy sold 150,000 copies of *Jissen Pachislot Hisshoho! King Camel*, a full-featured simulation based on the *King Camel* pachislot machine as part of Sammy's media-mix strategy. This contribution brought the total sales volume of titles in the *Jissen Pachislot Hisshoho!* series to just over 240,000 during the six months under review.

As a result, segment sales in the NEWS business were down 34.0% at ¥1,908 million. This is mainly due to the elimination of one consolidated subsidiary in the second half of the previous year, hindered sales from surpassing that of the same period in the previous year. An increase in R&D expenditures for *SEVEN SAMURAI 20XX* and other original

software titles scheduled for a global sales launch in the second half of the current fiscal year resulted in an operating loss of ¥1,904 million.

(Other businesses)
In amusement facilities, Sammy operated facilities built around unique concepts that take full advantage of local characteristics and customers, in an attempt to further distinguish its facilities from those of market competitors.

In content for mobile phones, Sammy made a renewed effort to deliver well-timed content and to improve overall quality. These actions helped broaden the subscriber base for *Sammy Town 777* and other fee-based sites, contributing substantially to sales and operating income in this segment.

In commercial facility development, a business Sammy first entered in the current fiscal year, the Group acquired Apanda Co., Ltd., making it a consolidated subsidiary. Apanda is well versed in the project planning, operation and maintenance elements of commercial facility development.

The sales came to ¥2,766 million, increased by 194.1% from the previous fiscal year and operating loss came to ¥249 million due to mainly start-up expenses of commercial facilities.

(2) Financial Position
Cash and cash equivalents at the end of the six-month period increased ¥10,209 million year on year to ¥36,777 million.

Net cash provided by operating activities was ¥10,236 million lower than the same period a year earlier, at ¥2,457 million. This decline was largely attributable to a ¥1,379 million decrease in income before income taxes, coupled with an increase in accounts receivable due to the concentration of sales near the close of the six-month period. These effects were partially countered by an increase in accounts payable and a decrease in the payment of income taxes.

Net cash used in investing activities rose by ¥1,529 million compared with the same period in the previous year, to ¥4,552 million. This mainly resulted from an increase in cash used in the acquisition of property, plant and equipment for the development of commercial facilities.

Net cash provided by financing activities increased by ¥14,289 million year on year, to ¥12,371 million. This was mainly attributable to proceeds from the issuance of stocks and bonds, which effectively outweighed cash outflows for the acquisition of treasury stock and the payment of dividends.

(3) Outlook

The pachislot machine industry is likely to see the steady introduction of new machines emphasizing playability by manufacturers in the second half of the year. In the pachinko industry, meanwhile, CR-1 machines are expected to be the dominant type among new machines marketed.

In the pachislot and pachinko business, the Sammy Group will leverage its advanced planning capabilities, expertise in the area of visual expression, and its range of talents as a comprehensive entertainment company, to market products that distinguish Sammy from its competitors. Sammy expects to sell over 240,000 pachislot machines in the latter half of the year, for a combined total of 490,000 units sold for the entire year. In pachinko machines, the positive market response garnered by the recently released *CR Japon* and *CR City Hunter* should continue to generate steady growth in orders for both machines. In combination with the introduction of new machine varieties originally scheduled for release in the first half of the year, Sammy expects to sell 200,000 pachinko machines in the second half of the year, for a total of 230,000 units sold for the year.

In the amusement arcade industry, the marketing of network-enabled arcade game machines is likely to continue apace, a trend that should result in even greater earnings growth for amusement facilities. For its part, the Sammy Group is working to promote *ATOMISWAVE* as a standard game platform by adopting a system for online play and ensuring a full software lineup for this revolutionary arcade game machine.

North America and Europe are expected to remain strong sources of demand for the home videogame industry. The Sammy Group, alongside the release of *SEVEN SAMURAI 20XX* and other original titles, will continue to focus on developing hit products for these markets, with efforts channeled mainly through North American subsidiary, Sammy Studios, Inc.

As a result, Sammy is projecting consolidated net sales of ¥215.0 billion, a year-on-year increase of 29.7%. Ordinary income is expected to climb 19.6% to ¥61.0 billion, while net income is forecasted to jump 30.1% to ¥30.0 billion.

[Caution with Regard to Forward-Looking Statements]

Statements in this annual report with respect to Sammy's plans, strategies, beliefs and estimates that are not historical facts are forward-looking statements. They constitute management's assumptions based on information currently available and involve risks and uncertainties. There are a number of factors that could cause actual results to differ materially from such statements.

4.CONSOLIDATED FINANCIAL STATEMENTS

SAMMY CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002 AND MARCH 31,2003

(Unit : Millions of Yen)

		Current period (As of September 30, 2003)		Prior period (As of September 30, 2002)		Prior year (As of March 31, 2003)	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)			%		%		%
I Current Assets							
Cash and deposits	※2	36, 802		30, 242		26, 592	
Notes receivable and accounts receivable-trade		44, 716		42, 284		30, 032	
Allowance for doubtful accounts		(418)		(787)		(562)	
Inventories		21, 123		19, 358		16, 486	
Deposit for lawsuit		5, 000		5, 000		5, 000	
Other current assets		8, 936		7, 989		7, 155	
Total current assets		116, 160	72. 7	104, 087	82. 4	84, 705	75. 0
II Non-current assets							
Property and equipment	※1.2	19, 091	11. 9	12, 576	10. 0	12, 927	11. 5
Intangible assets							
Good will		1, 838		992		2, 116	
Other		1, 606		1, 502		1, 550	
		3, 445	2. 2	2, 495	2. 0	3, 666	3. 2
Investments and other assets							
Investment securities		16, 925		-		3, 053	
Other		4, 413		7, 388		8, 707	
Allowance for doubtful accounts		(177)		(277)		(186)	
Total investments and other assets		21, 161	13. 2	7, 111	5. 6	11, 574	10. 3
Total non-current assets		43, 698	27. 3	22, 183	17. 6	28, 168	25. 0
Total assets		159, 858	100. 0	126, 270	100. 0	112, 873	100. 0

SAMMY CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002 AND MARCH 31,2003

(Unit : Millions of Yen)

		Current period (As of September 30, 2003)		Prior period (As of September 30, 2002)		Prior year (As of March 31, 2003)	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
(Liabilities)			%		%		%
I Current liabilities							
Short-term bank loans	※2	6, 801		9, 333		3, 581	
Notes and accounts payable	※2	24, 514		22, 692		15, 019	
Income taxes payable		13, 830		14, 777		13, 831	
Accrued employees' bonus		1, 195		1, 027		1, 153	
Others	※2	9, 174		8, 217		5, 804	
Total current liabilities		55, 517	34. 8	56, 048	44. 4	39, 391	34. 9
II Non-current liabilities							
Bond		15, 200		-		200	
Long-term debt	※2	1, 728		2, 416		2, 169	
Retirement benefits for employees		899		743		778	
Retirement benefits for directors and corporate auditors		787		739		775	
Other non-current liabilities		7, 019		2, 229		3, 015	
Total non-current liabilities		25, 635	16. 0	6, 129	4. 8	6, 938	6. 1
Total liabilities		81, 152	50. 8	62, 177	49. 2	46, 330	41. 0
(Minority interest)							
Minority interest		1, 458	0. 9	680	0. 6	1, 114	1. 0
(Shareholders' equity)							
Common stock		8, 474	5. 3	8, 007	6. 3	8, 017	7. 1
Capital surplus		9, 468	5. 9	9, 002	7. 2	9, 011	8. 0
Retained earnings		66, 184	41. 4	48, 025	38. 0	60, 023	53. 2
Net unrealized holding gains on securities		8, 707	5. 4	127	0. 1	562	0. 5
Foreign currency translation adjustments		(29)	0. 0	56	0. 0	19	0. 0
Treasury stock		(15, 559)	(9. 7)	(1, 808)	(1. 4)	(12, 205)	(10. 8)
Total shareholders' equity		77, 246	48. 3	63, 412	50. 2	65, 428	58. 0
Total liabilities and Shareholders' equity		159, 858	100. 0	126, 270	100. 0	112, 873	100. 0

SAMMY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2003 AND FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002 AND YEAR ENDED MARCH 31, 2003

(Unit : Millions of Yen)

	Current period (From April 1, 2003 to September 30, 2003)		Prior period (From April 1, 2002 to September 30, 2002)		Prior year (From April 1, 2002 to March 31, 2003)	
	Amount	Percentage	Amount	Amount	Amount	Percentage
Net sales	77, 756	100. 0	84, 068	100. 0	165, 774	100. 0
Cost of sales	34, 316	44. 1	36, 091	42. 9	72, 809	43. 9
Gross profit	43, 440	55. 9	47, 976	57. 1	92, 964	56. 1
Selling, general and administrative expenses ※1	20, 504	26. 4	20, 436	24. 3	41, 255	24. 9
Operating income	22, 935	29. 5	27, 540	32. 8	51, 709	31. 2
Other income (expenses)						
Interest and Dividend income	93		48		103	
Equity earnings from affiliate	5		4		12	
Interest expenses	(94)		(104)		(180)	
Gain (Loss) on disposal of property and equipment	(99)		(87)		(149)	
Gain (Loss) on sale of property and equipment-net	3		(15)		24	
Exchange loss	(99)		(42)		(47)	
Cost of restructuring for subsidiaries	—		(3, 416)		(3, 711)	
Others	(464)		(268)		(1, 177)	
	(655)	(0. 8)	(3, 880)	(4. 6)	(5, 125)	(3. 1)
Income before income taxes and minority interests	22, 280	28. 7	23, 659	28. 1	46, 585	28. 1
Income taxes – current	13, 432	17. 3	14, 411	17. 1	25, 625	15. 5
– deferred	(1, 390)	(1. 8)	(1, 700)	(2. 0)	(2, 443)	(1. 5)
Total income taxes	12, 041	15. 5	12, 711	15. 1	23, 181	14. 0
Net income before minority interests	10, 238	13. 2	10, 948	13. 0	23, 403	14. 1
Minority interests	207	0. 3	112	0. 1	337	0. 2
Net income	10, 031	12. 9	10, 836	12. 9	23, 066	13. 9

SAMMY CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2003 AND FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002 AND YEAR ENDED MARCH 31, 2003

(Unit : Millions of Yen)

	Current period (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
	Amount	Amount	Amount
Capital Surplus			
I Beginning balance	9, 011	8, 960	8, 960
II Increase			
Issuing of new shares by capital increase	456	41	51
III Capital surplus to be carried forward	9, 468	9, 002	9, 011
Retained earnings			
I Beginning balance	60, 023	40, 172	40, 172
II Increase			
Net income	10, 031	10, 836	23, 066
III Decrease			
1. Dividends	3, 507	2, 670	2, 670
2. Bonuses to directors and corporate auditors	333	312	312
3. Loss of disposal of treasury stock	28	—	231
IV Retained earnings to be carried forward	66, 184	48, 025	60, 023

SAMMY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2003 AND FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2002 AND YEAR ENDED MARCH 31, 2003

(Unit : Millions of Yen)

	Current period (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
	Amount	Amount	Amount
Cash flows from operating activities:			
Income before income taxes and minority interests	22, 280	23, 659	46, 585
Depreciation and amortization	1, 543	1, 159	2, 697
Loss on write-off of goodwill	502	330	873
Loss on disposal of property plant and equipment etc.	96	82	149
Share of earnings of silent ownership	—	—	(129)
Others	(237)	204	201
Changes in assets and liabilities:			
Decrease (Increase) in notes and accounts receivable	(14, 573)	11, 250	23, 309
Increase in inventories	(4, 670)	(2, 163)	(713)
Increase (Decrease) in notes and accounts payable	9, 290	(2, 961)	(10, 119)
Decrease (Increase) in other assets	(452)	1, 514	1, 972
Increase (Decrease) in other liabilities	2, 183	(1, 157)	(1, 711)
Sub-total	15, 962	31, 917	63, 115
Interest and dividends received	(18)	72	147
Payment of interest	(26)	(125)	(198)
Payment of income taxes	(13, 461)	(19, 170)	(31, 419)
Net cash provided by operating activities	2, 457	12, 693	31, 645
Cash flows from investing activities:			
Payment for purchase of property, plant and equipment	(4, 195)	(2, 200)	(3, 901)
Proceeds from sales of property, plant and equipment	116	363	568
Payment for purchase of intangible assets	(388)	(348)	(747)
Payment for purchase of investment securities - net	(242)	(435)	(591)
Payment of investment in capital	—	—	(2, 840)
Decrease in cash and cash equivalents due to			
Acquisition of consolidated subsidiaries	(82)	(330)	(1, 919)
Decrease in loans receivable – net	100	257	61
Decrease in time deposit – net	—	20	20
Decrease (Increase) in other investments - net	139	(349)	66
Net cash used in investing activities	(4, 552)	(3, 022)	(9, 284)

	Current period (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
	Amount	Amount	Amount
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	150	314	606
Payments of long-term debt	(360)	(304)	(1, 696)
Increase (Decrease) in short-term bank loans	2, 951	2, 503	(2, 377)
Payments for acquirement of treasury stock	(3, 398)		(12, 535)
Proceeds from issuance of bonds	15, 000		
Proceeds from sale of common stock	1, 529	83	201
Cash dividends paid	(3, 507)	(2, 670)	(2, 670)
Other	6	(1, 842)	270
Net cash provided by (used in) financing activities	12, 371	(1, 917)	(18, 201)
Effect of exchange rate changes on cash and cash equivalents	(65)	(70)	(126)
Net increase in cash and cash equivalents	10, 209	7, 682	4, 031
Cash and cash equivalents at beginning of period/year	26, 567	22, 535	22, 535
Cash and cash equivalents at end of period/year	36, 777	30, 217	26, 567

SIGNIFICANT ACCOUNTING POLICIES

1.Basis of consolidation

The consolidated financial statements include the accounts of the Company and all of its 18 subsidiaries. There is an affiliated company, which is accounted for by the equity method. 18 subsidiaries and an affiliated company are as follows:
Sammy Amusement Service Co., Ltd., MAXBET Co., Ltd., Underground Liberation Force Inc., Quat Technology Inc., RODEO Co., Ltd., Dimps Corporation, SI Electronics Co., Ltd. Shuko Electronics Co., Ltd., Sammy Design Corporation, Alegria Corporation, IP4 Inc., Sammy Networks Co., Ltd., Apanda Inc., Sammy Holding Co., Inc., Sammy USA Corporation, Sammy Studios, Inc., Sammy Europe Ltd., RTzen Inc.
Apanda Inc. became a subsidiary upon the third party allotment of new shares in which the company participated.

2.Affiliated company

Japan Setup Service Co., Ltd. is an affiliated company.

3.Fiscal year end of consolidated subsidiaries

Fiscal year end of all consolidated subsidiaries is March 31, which is the same as that of parent company.

4.Method and basis of Accounting standards

(1)Valuation for important assets

①Securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. Other securities are carried at moving average cost.

②Inventories are stated at cost determined by the average method.

(2)Depreciation method of property and equipment

①Tangible assets

Depreciation is computed primarily using the declining-balance method.
In addition, buildings acquired after April 1, 1998 are depreciated using the straight-line method.
Service life for primary assets is as follows:
Building/Structure : 15-38 years
Tools/Furniture : 4-6 years
Rental equipment for Amusement arcade : 2-3 years

②Intangible assets

Depreciation is computed primarily using the straight-line method. We adopt the straight-line method over the useful life of 5 years for Software for internal use.

③Advance payment

Depreciation is computed primarily using the straight-line method.

(3)Basis of recording allowances

①Allowance for doubtful accounts

The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts.

②Allowance of bonus

An amount sufficient to cover is recorded based on the estimated amounts of bonus payment reserve.

③Severance and retirement allowance for employees

The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year.

④Severance and retirement allowance for directors and corporate auditors

The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amount required in accordance with the Company's policy.

(4)Accounting for lease transactions

Finance leases, which do not transfer ownership to lessees, are accounted for in the same manner as operating leases.

(5)Accounting for significant hedge

The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have been accounted for using the simplified method permissible.

(6)Accounting method of consumption taxes

Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.

5.Scope of financial funds in the statement of cash flow

Financial funds (cash and cash equivalent) in the statement of cash flow consist of cash and deposits in bank which are readily available for withdrawal, and short-term investments with maturities of 3 months or less, which are readily convertible to cash and have negligible risk of changes in value.

CHANGE OF PRESENTATION

(Balance sheets at September 30, 2003)

Investment securities (¥2,386 million in previous fiscal year) in Investment and other assets are presented as a separate line from this fiscal year as they exceed over 5/100 of the aggregate amount of total assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

Current period (As of September30, 2003)	Prior period (As of September30, 2002)	Prior year (As of March31, 2003)
※1. Accumulated depreciation for property and Equipment ¥6,607 million	※1. Accumulated depreciation for property and Equipment ¥5,005 million	※1 Accumulated depreciation for property and Equipment ¥5,909 million
※2. Assets mortgaged Assets mortgaged for accounts payable of ¥161 million, short term loan of ¥69 million and payable others of ¥2 million are as follows; Call deposits ¥20 million Land ¥65 million Total ¥85 million	※2. Assets mortgaged Assets mortgaged for accounts payable of ¥4 million, short term loan of ¥362 million and long term loan of ¥580 million are as follows; Call deposits ¥20 million Building/Structure ¥0 million Land ¥242 million Total ¥262 million	※2. Assets mortgaged Assets mortgaged for accounts payable of ¥17 million, short term loan of ¥252 million and payable others of ¥3 million are as follows; Call deposits ¥20 million Building/Structure ¥0 million Land ¥200 million Total ¥220 million
3. Accounting for consumption taxes Consumption taxed paid and received are netted and recorded as other liabilities in current liabilities at the period-end.	3. Accounting for consumption taxes Same as the left	3. Accounting for consumption taxes ———

CONSOLIDATED STATEMENT OF INCOME

Current period (From April 1, 2003 to September 30, 2003)		Prior period (From April 1, 2002 to September 30, 2002)		Prior year (From April 1, 2002 to March 31, 2003)	
※1.Summary of selling, general and administrative expenses is as follows		※1.Summary of selling, general and administrative expenses is as follows		※1.Summary of selling, general and administrative expenses is as follows	
	(Millions of Yen)		(Millions of Yen)		(Millions of Yen)
Selling expenses		Selling expenses		Selling expenses	
Sales agent fee	3,662	Sales agent fee	5,372	Sales agent fee	10,645
Advertisement	1,975	Advertisement	2,380	Advertisement	3,946
Others	913	Others	992	Others	2,248
Total	6,551	Total	8,745	Total	16,840
Personnel expenses		Personnel expenses		Personnel expenses	
Allowance for Bonus	708	Allowance for Bonus	541	Allowance for Bonus	731
Retirement allowance for director	20	Retirement allowance for director	79	Retirement allowance for director	115
Retirement allowance for employees	94	Retirement allowance for employees	84	Retirement allowance for employees	137
Salary, allowance for employees	2,025	Salary, allowance for employees	1,776	Salary, allowance for employees	3,584
Remuneration for director	354	Remuneration for director	256	Remuneration for director	700
Others	623	Others	755	Others	2,032
Total	3,826	Total	3,494	Total	7,301
General expenses		General expenses		General expenses	
Research & Development	5,511	Research & Development	3,856	Research & Development	8,079
Allowance of doubtful accounts	-	Allowance of doubtful accounts	21	Allowance of doubtful accounts	-
Rent	804	Rent	591	Rent	1,275
Commission	942	Commission	1,019	Commission	2,142
Depreciation	215	Depreciation	226	Depreciation	453
Amortization of goodwill	502	Amortization of goodwill	330	Amortization of goodwill	873
Others	2,148	Others	2,150	Others	4,288
Total	10,126	Total	8,196	Total	17,113

CONSOLIDATED STATEMENT OF CASH FLOW

Current period (From April 1, 2003 to September 30, 2003)		Prior period (From April 1, 2002 to September 30, 2002)		Prior year (From April 1, 2002 to March 31, 2003)	
Reconciliation between balance of cash and cash equivalent at period-end and cash and bank deposits shown in the balance sheet:		Reconciliation between balance of cash and cash equivalent at period-end and cash and bank deposits shown in the balance sheet:		Reconciliation between balance of cash and cash equivalent at year-end and cash and bank deposits shown in the balance sheet:	
	Millions of Yen		Millions of Yen		Millions of Yen
Cash and bank deposits	36,802	Cash and bank deposits	30,242	Cash and bank deposits	26,592
Sub-total	36,802	Sub-total	30,242	Sub-total	26,592
Time deposit whose maturity date is over 3months	(25)	Time deposit whose maturity date is over 3months	(25)	Time deposit whose maturity date is over 3months	(25)
Cash and cash equivalent	36,777	Cash and cash equivalent	30,217	Cash and cash equivalent	26,567

LEASE TRANSACTIONS

Current period
(From April 1, 2003 to September 30, 2003)

A summary of finance leases which do not transfer ownership to lessee:

1. Acquisition cost, accumulated depreciation, period-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at period-end
Tools and furniture	79	32	47
Machinery and equipments	58	31	27
Software	21	1	19
Total	158	64	94

2.Outstanding minimum lease payments at period-end (Millions of Yen)

Within one year	¥35
Exceeding one year	58
Total	94

3.Payment of lease/Depreciation (Millions of Yen)

Payment of lease	¥18
Depreciation	18

4.Depreciaton is computed using the straight-line method over the lease term to make residual value zero.

Operating lease

Outstanding minimum lease payments at period-end

(Millions of Yen)

Within one year	¥22
Exceeding one year	47
Total	69

5.Above notes are presented inclusive of interest since the percentage of outstanding minimum lease payments to the total fixed assets at the year end is not significant.

Prior period
(From April 1, 2002 to September 30, 2002)

A summary of finance leases which do not transfer ownership to lessee:

1. Acquisition cost, accumulated depreciation, period-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at period-end
Tools and furniture	88	31	57
Machinery and equipments	63	25	38
Total	152	56	95

2.Outstanding minimum lease payments at period-end (Millions of Yen)

Within one year	¥34
Exceeding one year	60
Total	95

3.Payment of lease/Depreciation (Millions of Yen)

Payment of lease	¥17
Depreciation	17

4.Depreciaton is computed using the straight-line method over the lease term to make residual value zero.

Operating lease

Outstanding minimum lease payments at period-end

(Millions of Yen)

Within one year	¥22
Exceeding one year	2
Total	25

5. Same as the left

Prior year
(From April 1, 2002 to March 31, 2003)

A summary of finance leases which do not transfer ownership to lessee:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	74	27	46
Machinery and equipments	49	22	26
Total	123	50	73

2.Outstanding minimum lease payments at year-end (Millions of Yen)

Within one year	¥28
Exceeding one year	44
Total	73

3.Payment of lease/Depreciation (Millions of Yen)

Payment of lease	¥35
Depreciation	35

4.Depreciaton is computed using the straight-line method over the lease term to make residual value zero.

Operating lease

Outstanding minimum lease payments at year-end

(Millions of Yen)

Within one year	¥13
Exceeding one year	8
Total	21

5. Same as the left

SEGMENT INFORMATION

A. Operations by product

Current fiscal period (From April 1, 2003 to September 30,2003)

(Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	69,803	3,278	1,908	2,766	77,756	--	77,756
(2) Inter segment	10	2	145	38	197	(197)	--
Total	69,814	3,281	2,054	2,804	77,954	(197)	77,756
Cost and expenses	41,028	4,082	3,958	3,053	52,122	2,698	54,821
Operating income (loss)	28,786	(801)	(1,904)	(249)	25,831	(2,896)	22,935

(Note) 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.

2. Main products and line of business by segment

(1) Pachinko and pachislot ··· Manufacture and sell Pachinko and pachislot machines and design parlors

(2) Amusement equipment ··· Manufacture, sell and rent game machines used in an amusement arcades

(3) Home video game software ··· Develop and sell home video game software

(4) Others ··· Operation of amusement arcades Management of amusement arcades Produce and sell music CD, Development of computer graphics, License Management, Internet Music Contents provider, Development business of Commercial facilities and Rent business on real estate

3. General corporate expenses of ¥ 2,896 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."

Prior fiscal period (From April 1, 2002 to September 30,2002)

(Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales -							
(1) Outside customers	76,718	3,518	2,889	940	84,068	--	84,068
(2) Inter segment	6	1	452	2	462	(462)	--
Total	76,725	3,520	3,342	943	84,530	(462)	84,068
Cost and expenses	44,684	3,391	4,758	960	53,794	2,733	56,528
Operating income (loss)	32,040	128	(1,416)	(17)	30,735	(3,195)	27,540

(Note) 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.

2. Main products and line of business by segment

(1) Pachinko and pachislot ··· Manufacture and sell Pachinko and pachislot machines and design parlors

(2) Amusement equipment ··· Manufacture, sell and rent game machines used in an amusement arcades

(3) Home video game software ··· Develop and sell home video game software

(4) Others ··· Operation of amusement arcades Management of amusement arcades Produce and sell music CD, Development of computer graphics, License Management, Internet Music Contents provider, Development business of Commercial facilities and Rent business on real estate

3. General corporate expenses of ¥ 3,195 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."

Prior fiscal year (From April 1, 2002 to March 31, 2003)

(Unit : Millions of yen)

	Pachinko Pachislot	Amusement arcade equipment	Home video game software	Others	Total	Corporate and elimination	Consolidated
Net sales							
(1) Outside customers	149,083	6,291	7,679	2,719	165,774	—	165,774
(2) Inter segment	14	1	703	25	744	(744)	—
Total	149,098	6,293	8,382	2,744	166,518	(744)	165,774
Cost and expenses	88,407	6,784	9,866	3,305	108,365	5,699	114,064
Operating income (loss)	60,690	(491)	(1,484)	(560)	58,153	(6,444)	51,709

(Note) 1. The Company has 4 operating segments based on its management control structure, and nature of products and market.

2. Main products and line of business by segment

(1) Pachinko and pachislot ··· Manufacture and sell Pachinko and pachislot machines and design parlors

(2) Amusement equipment ··· Manufacture, sell and rent game machines used in an amusement arcades

(3) Home video game software ··· Develop and sell home video game software

(4) Others ··· Operation of amusement arcades Management of amusement arcades Produce and sell music CD, Development of computer graphics, License Management, Internet Music Contents provider, Development business of Commercial facilities and Rent business on real estate

3.General corporate expenses of ¥ 6,444 million, which mainly consist of expenses incurred by the parent company's administrative department, are included in "Corporate and eliminations."

B. Geographical segment information

Geographical segment information was not presented as the sales and assets of consolidated domestic subsidiaries for the 6 months ended September 30, 2003 and 2002 and the year ended March 31,2003 exceed 90% of consolidated net sales and assets.

C. Overseas sales

The overseas sales of the Company and its consolidated subsidiaries for the 6 months ended September 30, 2003 and 2002 and the year ended March 31,2003 were less than 10% of consolidated net sales.

FAIR VALUE OF MARKETABLE SECURITIES

Current period (From April 1, 2003 to September 30, 2003)

①. Marketable securities with quoted market prices

(Unit : Millions of Yen)

Security type	Current period (As of September 30, 2003)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
Securities whose market value exceeds the Balance sheet amount:			
Stocks	1,408	16,085	14,676
Bonds	—	—	—
Other	—	—	—
Total	1,408	16,085	14,676

②. Other securities

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	708
Unlisted convertible bond to share	100
Unlisted stocks of subsidiary's company (excluding over the counter securities)	31
Total	839

Prior period (From April 1, 2002 to September 30, 2002)

①. Marketable securities with quoted market prices

(Unit : Millions of Yen)

Security type	Current period (As of September30, 2002)		
	Acquisition Cost	Balance Sheet Amount	Valuation gain/loss
Securities whose market value exceeds the Balance sheet amount:			
Stocks	675	892	217
Bonds	—	—	—
Other	—	—	—
Total	675	892	217

②. Other securities

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	1,376
Unlisted convertible bond to share	100
Unlisted stocks of subsidiary's company (excluding over the counter securities)	17
Total	1,494

Prior fiscal year (From April 1, 2002 to March 31, 2003)

①. Marketable securities with quoted market prices

(Unit : Millions of Yen)

Security type	Current year (As of March31, 2003)		
	Acquisition cost	Balance Sheet Amount	Valuation gain/loss
Securities whose market value exceeds the Balance sheet amount:			
Stocks	1,258	2,203	945
Bonds	—	—	—
Other	—	—	—
Total	1,258	2,203	945

②. Other securities

(Unit : Millions of Yen)

	Balance Sheet Amount
Unlisted stocks (excluding over the counter securities)	723
Unlisted convertible bond to share	100
Unlisted stocks of subsidiary's company (excluding over the counter securities)	26
Total	849

Derivative transaction

Current Period (From April 1, 2003 to September 30, 2003)

The Company utilizes derivative financial instrument to reduce financial market risks.
The Company utilizes swap agreements which exchange the variable rate of debt for fixed rate to hedge the effects of interest rate fluctuations.
The Company does not use derivative financial instruments for speculative or trading purposes.
The Company controls credit risk through credit approvals, limits and monitoring procedures.

Per share data

Current period (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
Equity per share ¥ 1,561.64 Net income per share ¥ 201.43 Net income per share (diluted) ¥ 199.32	Equity per share ¥ 1,196.37 Net income per share ¥ 203.29 Net income per share (diluted) ¥ 202.39 New accounting standards for per share data have been adopted from this fiscal year. Per share data for the prior year would have been as follows if such new standards were applied; Equity per share ¥ 938.00 Net income per share ¥ 320.21 Net income per share (diluted) ¥317.84	Equity per share ¥ 1,298.90 Net income per share ¥ 436.79 Net income per share (diluted) ¥ 435.42 New accounting standards for per share data have been adopted from this fiscal year. Per share data for the prior year would have been as follows if such new standards were applied; Equity per share ¥ 1,068.27 Net income per share ¥ 446.52 Net income per share (diluted) ¥ 433.57

(Note) Equity per share and net income per share (diluted) are computed as follows:

	Current period (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
Equity per share			
Net income	10,031	10,836	23,066
Amount which does not belong to common shareholders (million)	—	—	333
(of which, bonus to directors) (million)	—	—	333
Net income for common stock (million)	10,031	10,836	22,730
Average numbers of shares issued and outstanding during fiscal year (Thousand)	49,799	53,303	52,038
Net income per share (diluted)			
Adjustment to net income (million)	—	—	—
Increase of common stock (Thousand)	525	236	163
(of which, preemptive rights on common stock)(Thousand)	525	236	163
Description and number of common stock equivalents which were not included in the computation of net income per share (diluted) as they were anti-dilutive	Stock option (common stock) 336,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 292,000 approved by General Meeting on June 21, 2002 Stock option (common stock) 332,000 approved by General Meeting on June 26, 2003	Stock option (common stock) 368,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 335,000 approved by General Meeting on June 21, 2002	Stock option (common stock) 346,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 332,000 approved by General Meeting on June 21, 2002

5.PRODUCTION BY PRODUCT LINE

(1)Results of production

(Unit : Millions of Yen)

	Current period (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
	Amount	Amount	Amount
Pachislot and Pachinko	72,329	80,555	147,175
Amusement equipment	3,046	1,665	4,954
Total	75,376	82,221	152,130

(Note) Amounts indicated above are calculated based on sales price and do not include related consumption tax.

(2)Sales order backlog

The Company produces Pachislot and Pachinko machines based upon trends of sales order backlog because of short production time. However, as these products have a shorter life cycle with significant shipments required in their initial stage, the initial production is carried out by anticipating initial orders and the quantity of such initial production accounts for majority of total sales quantity. On the other hand, amusement equipment is produced by anticipating orders due to long production time required. For these reasons, the information as to sales order backlog is not considered reflective of the Company's operations and therefore not presented.

(3)Sales by product line

See Segment information.

SUBSEQUENT EVENT

On October 22, 2003, Sammy's Board of Directors resolved to acquire shares of Nissho Inter Life Co., Ltd., in accordance with procedures for the open market purchase of shares stipulated by the Japan Securities Exchange Law. Details of the purchase are outlined below.

① Reasons for the purchase

By making Nissho Inter Life a subsidiary, Sammy seeks to enhance its capabilities in construction related to the interiors of pachislot and pachinko halls, amusement facilities and commercial facilities. This acquisition will allow Sammy to offer an even more comprehensive lineup of services.

② Purchase period

October 28, 2003 to November 17, 2003

③ Purchase price

¥326 per share

④ Scheduled number of shares to be purchased

7,714,400 shares

⑤ Changes in share ownership through open market purchase

Shares held prior to purchase: 0 shares

(Voting rights: 0.00%)

Shares held after purchase: 7,714,400 shares

(Voting rights: 50.49%)

⑥ Funds required for the purchases

¥2,514,894 thousand

Funds required for this purchase supplied in full through internal procurement.

File No. 82-5227

November 5, 2003

FLASH REPORT

NON-CONSOLIDATED FINANCIAL STATEMENTS

6 Months Ended September 30, 2003

Name of the Company : Sammy Corporation
Code number : 6426
(URL http://ir.sammy.co.jp)
Representative: Hajime Satomi
President & CEO
Any inquiry to : Kiyofumi Sakino
Managing Director/Division Manager, Administration
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan
Tel (03)5950－3790

Date of the Board of Directors meeting for the period closing November 5, 2003
Interim dividend distribution Applicable
Date of commencement for interim dividend payment December 5, 2003

I. RESULTS OF OPERATIONS FOR THE 6 MONHS ENDED SEPTEMBER 30, 2003

(1) RESULTS OF OPERATIONS

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 6 months ended September 30, 2003	68,131	(11.7)	22,868	(16.8)	11,227	(7.4)
For 6 months ended September 30, 2002	77,164	(3.6)	27,501	(17.6)	12,127	(26.7)
For Year ended March 31, 2003	150,462		51,809		24,797	

	Net income per share
	Yen
For 6 months ended September 30, 2003	225.46
For 6 months ended September 30, 2002	227.52
For Year ended March 31, 2003	470.76

(Note) ① Weighted average number of shares outstanding:

	Number of shares
For 6 months ended September 30, 2003	49,799,498
For 6 months ended September 30, 2002	53,303,541
For year ended March 31,2003	52,038,939

② There was no significant change in the accounting policy between the periods presented.

③ Percentages for net sales, operating income and net income represent change from the corresponding period in the prior period.

(2) DESCRIPTION OF DIVIDENDS PAID

	Dividend paid per share for the 6 months	Total dividends paid per share (annual)
	Yen	Yen
For 6 months ended September 30, 2003	40.00	—
For 6 months ended September 30, 2002	0.00	—
For Year ended March 31, 2003	—	70.00

(3) FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
September 30, 2003	152,455	79,699	52.3	1,611.21
September 30, 2002	120,200	64,111	53.3	1,209.58
March 31, 2003	106,235	66,604	62.7	1,323.10

(Note) ①The total numbers of shares outstanding	Number of shares
For 6 months ended September 30, 2003	49,465,286
For 6 months ended September 30, 2002	53,003,500
For year ended March 31,2003	50,113,270
②The total number of treasury stock	Number of shares
For 6 months ended September 30, 2003	4,399,840
For 6 months ended September 30, 2002	500,300
For year ended March 31,2003	3,408,130

II. PROJECTION FOR FISCAL YEAR 2003 (APRIL 1, 2003 ～ MARCH 31, 2004)

	Net sales	Operating income	Net income	Dividend paid per share for the year	
				Year-end	
Entire year	Millions of Yen 190,000	Millions of Yen 56,800	Millions of Yen 28,000	Yen 40.00	Yen 80.00

(Reference) Projected net income per share for the entire-year is ¥558.98.

Note :

The management of the Company is required to disclose the information about Projection of results for fiscal year ended March 2004 in accordance with the regulation of Tokyo Stock Exchange.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ from actual amount due to various reasons.

SAMMY CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2003, SEPTEMBER 30, 2002 AND MARCH 31, 2003

(Unit : Millions of Yen)

	Current period (As of September 30, 2003)		Prior period (As of September 30, 2002)		Prior year (As of March 31, 2003)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
Current Assets						
Cash and deposits	28,456		23,287		18,370	
Notes receivable	17,905		12,694		12,290	
Accounts receivable-trade	25,181		28,157		17,974	
Allowance for doubtful accounts	(471)		(4,521)		(750)	
Inventories	19,230		17,562		14,818	
Short-term loan	4,337		6,950		3,390	
Others	13,398		11,780		11,391	
Total current assets	108,038	70.9	95,911	79.8	77,485	72.9
Non-current assets						
Property and equipment ※1	16,754	11.0	10,824	9.0	10,797	10.2
Intangible assets	1,040	0.7	1,283	1.1	1,170	1.1
Investments and other assets						
Investment securities	16,822		-		2,950	
Investment and other assets	9,930		12,278		13,972	
Allowance for doubtful accounts	(132)		(96)		(141)	
Total investments and other assets	26,620	17.4	12,181	10.1	16,781	15.8
Total non-current assets	44,416	29.1	24,289	20.2	28,749	27.1
Total assets	152,455	100.0	120,200	100.0	106,235	100.0

(Unit : Millions of Yen)

	Current period (As of September 30, 2003)		Prior period (As of September 30, 2002)		Prior year (As of March 31, 2003)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(L i a b i l i t i e s)		%		%		%
Current liabilities						
Short-term bank loans and current portion of long-term debt	5,000		8,600		2,100	
Notes payable	14,453		11,668		10,350	
Accounts payable	8,066		10,123		2,354	
Income taxes payable	13,017		14,075		13,347	
Accrued employees' bonus	1,105		937		1,088	
Others	7,467		6,132		5,611	
Total current liabilities	49,110	32.2	51,537	42.9	34,852	32.8
Non-current liabilities						
Bond	15,000					
Long-term debt, less current portion	900		1,500		1,200	
Severance and retirement allowance	1,590		1,341		1,421	
Others	6,153		1,708		2,156	
Total non-current liabilities	23,644	15.5	4,551	3.8	4,777	4.5
Total liabilities	72,755	47.7	56,088	46.7	39,630	37.3
(Shareholders' equity)						
Common stock	8,474	5.6	8,007	6.7	8,017	7.5
Capital surplus						
Additional paid-in capital	9,468		9,002		9,011	
Sub-total	9,468	6.2	9,002	7.5	9,011	8.5
Retained earnings						
Legal reserve	310		310		310	
Retained earnings-appropriated	55,185		34,585		34,585	
-unappropriated	13,114		13,885		26,324	
Sub-total	68,610	45.0	48,781	40.5	61,219	57.6
Valuation difference for investment securities	8,704	5.7	128	0.1	562	0.6
Treasury stock	(15,559)	(10.2)	(1,808)	(1.5)	(12,205)	(11.5)
Total shareholders' equity	79,699	52.3	64,111	53.3	66,604	62.7
Total liabilities and shareholders' equity	152,455	100.0	120,200	100.0	106,235	100.0

SAMMY CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 AND YEAR ENDED MARCH 31, 2003

(Unit : Millions of Yen)

	Current period (From April 1, 2003 to September 30, 2003)		Prior period (From April 1, 2002 to September 30, 2002)		Prior year (From April 1, 2002 to March 31, 2003)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Net sales	68,131	100.0	77,164	100.0	150,462	100.0
Cost of sales	28,138	41.3	32,204	41.7	62,927	41.8
Gross profit	39,992	58.7	44,960	58.3	87,535	58.2
Selling, general and administrative expenses ※1	17,123	25.1	17,458	22.7	35,725	23.8
Operating income	22,868	33.6	27,501	35.6	51,809	34.4
Other income (expenses)						
Other income ※2	710	1.1	162	0.3	409	0.3
Other expenses ※3	921	1.4	3,697	4.8	4,958	3.3
Income before income taxes	22,657	33.3	23,966	31.1	47,259	31.4
Income taxes – current	12,683	18.6	13,800	17.9	24,445	16.2
- deferred	(1,252)	(1.8)	(1,960)	(2.5)	(1,983)	(1.3)
Net income	11,227	16.5	12,127	15.7	24,797	16.5
Unappropriated retained earnings – beginning of the period	1,916		1,758		1,758	
Cost of disposal of treasury stock	28		-		231	
Unappropriated retained earnings – end of the period	13,114		13,885		26,324	

SIGNIFICANT ACCOUNTING POLICIES

1.Valuation for important assets
 (1)Securities of subsidiary and affiliate
 ①Securities are carried at moving average cost.
 ②Securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. Other securities are carried at moving average cost.
 (2)Inventories are stated at cost determined by the average method.

2.Depreciation method of property and equipment
 ①Tangible assets
 Depreciation is computed primarily using the declining-balance method.
 In addition, buildings acquired after April 1, 1998 are depreciated using the straight-line method.
 Service life for primary assets is as follows:
 Building/Structure: 34-38 years
 Tools/Furniture: 4-6 years
 ②Intangible assets
 Depreciation is computed primarily using the straight-line method. We adopt the straight-line method over the useful life of 5 years for Software for internal use.
 ③Advance payment
 Depreciation is computed primarily using the straight-line method.

3.Basis of recording allowances
 ①Allowance for doubtful accounts
 The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts.
 ②Provision of bonus
 An amount sufficient to cover is recorded based on the estimated amounts of bonus payment reserve.
 ③Severance and retirement allowance for employees
 The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year.
 ④Severance and retirement allowance for directors and corporate auditors
 The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amount required in accordance with the Company's policy.

4.Accounting for lease transactions
 Finance leases, which do not transfer ownership to lessees, are accounted for in the same manner as operating leases.

5.Accounting for significant hedge
 The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have been accounted for using the simplified method permissible.

6.Accounting method of consumption taxes
 Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.

CHANGE OF PRESENTATION

(Balance sheets at September 30, 2003)

Investment securities (¥2,310 million in previous fiscal year) in Investment and other assets are presented as a separate line from this fiscal year as they exceeded over 5/100 of the aggregate amount of total assets.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET

Current period (As of September 30, 2003)	Prior period (As of September 30, 2002)	Prior year (As of March 31,2003)
※1. Accumulated depreciation for property and equipment ¥4,672million	※1. Accumulated depreciation for property and equipment ¥3,592 million	※1. Accumulated depreciation for property and equipment ¥4,198 million
2. Liabilities for guarantees The Company was contingently liable for guarantees of debt and account payable to the Banks amounting as follows; ① Sammy Amusement Service Co., Ltd. ¥648 million. ② SI Electronics Ltd. ¥300 million ③ Shuko Electronics Co., Ltd. ¥535 million ④ Dimps Corporation ¥400 million ⑤ Sammy USA Corporation ¥166 million (US$1,500,000) Total 2,050 million Additionally, the Company was liable for guarantees of the following subsidiaries' account payable SI Electronics Co., Ltd. for Bond ¥200 million Shuko Electronics Co., Ltd for contract of installment sales ¥259 million Sammy Studios Inc for office rent ¥219 million (US$1,972,000) Sammy Amusement Service Co., Ltd. for purchase ¥13 million	2. Liabilities for guarantees The Company was contingently liable for guarantees of debt and account payable to the Banks amounting as follows; ① Sammy Amusement Service Co., Ltd. ¥300 million. ② SI Electronics Ltd. ¥200 million ③ Shuko Electronics Co., Ltd. ¥902 million Total 1,402 million	2. Liabilities for guarantees The Company was contingently liable for guarantees of debt and account payable to the Banks amounting as follows; ① Sammy Amusement Service Co., Ltd. ¥558 million. ② SI Electronics Ltd. ¥300 million ③ Shuko Electronics Co., Ltd. ¥889 million ④ Dimps Corporation ¥400 million ⑤ Sammy USA Corporation ¥180 million (US$1,500,000) Total 2,328 million Additionally, the Company was liable for guarantees of the following subsidiaries' account payable SI Electronics Co., Ltd. for Bond ¥200 million Shuko Electronics Co., Ltd for contract of installment sales ¥290 million Sammy Studios Inc for office rent ¥237 million (US$1,972,000)
3.Accounting for consumption taxes Consumption taxed paid and received are netted and recorded as other liabilities in current liabilities at the period-end.	3. Same as the left	3.Accounting for consumption taxes ―――――

Increases in the total number of shares issued and outstanding during the interim period are outlined below.

The total number of shares issued and outstanding increased by 343,726 shares, due to the execution of warrants on new shares (stock options), in accordance with Article 280, Section 19 of the pre-revised Commercial Code of Japan.

① Shares issued: 68,800 shares
Issue price: ¥1,071 per share
Amount to be added to capital: ¥36,876,800

② Shares issued: 274,926 shares
Issue price: ¥3,057 per share
Amount to be added to capital: ¥420,361,854

STATEMENT OF INCOME

Current period From April 1, 2003 to September 30, 2003		Prior period From April 1, 2002 to September 30, 2002		Prior year From April 1, 2002 to March 31, 2003	
※1.Significant items of selling, general and general administrative expenses are as follows;		※1.Significant items of selling, general and general administrative expenses are as follows;		※1.Significant items of selling, general and general administrative expenses are as follows;	
	Millions of yen		Millions of yen		Millions of yen
Selling expense		Selling expense		Selling expense	
Sales commission	3,643	Sales commission	5,369	Sales commission	10,607
Advertising	1,788	Advertising	1,936	Advertising	3,417
Others	702	Others	800	Others	1,852
Total	6,134	Total	8,106	Total	15,877
Wages and payroll		Wages and payroll		Wages and payroll	
Provision for bonuses	636	Provision for bonuses	495	Provision for bonuses	647
Provision for retirement benefits for directors and corporate auditors	20	Provision for retirement benefits for directors and corporate auditors	77	Provision for retirement benefits for directors and corporate auditors	98
Provision for retirement benefits for employees	108	Provision for retirement bensaefits for employees	66	Provision for retirement benefits for employees	117
Salary, allowance for employees	1,137	Salary, allowance for employees	1,089	Salary, allowance for employees	2,174
Remuneration for director	138	Remuneration for director	135	Remuneration for director	269
Others	424	Others	534	Others	1,615
Total	2,467	Total	2,399	Total	4,922
Other administrative expenses		Other administrative expenses		Other administrative expenses	
Research and development	5,345	Research and development	3,519	Research and development	8,473
Allowance of doubtful account	−	Allowance of doubtful account	308	Allowance of doubtful account	203
Rental	530	Rental	388	Rental	846
Commission	852	Commission	872	Commission	1,859
Depreciation	143	Depreciation	130	Depreciation	292
Others	1,649	Others	1,733	Others	3,248
Total	8,521	Total	6,952	Total	14,925

※2.Significant items of others income; Millions of yen	※2.Significant items of others income; Millions of yen	※2.Significant items of others income; Millions of yen
Interest income 47	Interest income 38	Interest income 84
―――――	―――――	Gain on investment on silent ownership 87
Gain on sale of property and equipment 7	Gain on sale of property and equipment 5	Gain on sale of property and equipment 5
※3.Significant items of others expenses; Millions of yen	※3.Significant items of others expenses; Millions of yen	※3.Significant items of others expenses; Millions of yen
Interest expenses 57	Interest expenses 81	Interest expenses 143
Loss on disposal of property and equipment 94	Loss on disposal of property and equipment 7	Loss on disposal of Property and equipment 69
Loss on devaluation of investment securities 0	Loss on devaluation of investment securities 94	Loss on devaluation of investment securities 296
Loss on devaluation of golf-club membership 5	Loss on devaluation of golf-club membership 3	Loss on devaluation of golf-club membership 9
―――――	Expenses for business reconstruction 3,256	Expenses for business reconstruction 3,549
Loss on devaluation of investments 10	Loss on devaluation of investments 37	Loss on devaluation of investments 66
4.Depreciation and amortization Millions of yen	4.Depreciation and amortization Millions of yen	4.Depreciation and amortization Millions of yen
Property and equipment 843	Property and equipment 663	Property and equipment 1,495
Intangible assets 178	Intangible assets 215	Intangible assets 461

LEASE TRANSACTIONS

Current period
(From April 1, 2003 to September 30, 2003)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, period-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	12	5	7
Machinery and equipments	37	25	12
Total	50	30	19

2. Outstanding minimum lease payments at period-end

(Millions of Yen)

Within one year	¥ 10
Exceeding one year	8
Total	19

3. Payment of lease/Depreciation

(Millions of Yen)

Payment of lease	¥ 7
Depreciation	7

4. Depreciation is computed using the straight-line method over the lease term to make residual value zero.

Prior period
(From April 1, 2002 to September 30, 2002)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, period-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	12	2	10
Machinery and equipments	42	24	18
Total	55	26	28

2. Outstanding minimum lease payments at period-end

(Millions of Yen)

Within one year	¥ 14
Exceeding one year	14
Total	28

3. Payment of lease/Depreciation

(Millions of Yen)

Payment of lease	¥ 7
Depreciation	7

4. Depreciation is computed using the straight-line method over the lease term to make residual value zero.

Prior year
(From April 1, 2002 to March 31, 2003)

A summary of finance leases with which the transfer of ownership to lessee does not occur:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furniture	30	7	22
Machinery and equipments	27	18	9
Total	58	26	31

2. Outstanding minimum lease payments at year-end

(Millions of Yen)

Within one year	¥ 14
Exceeding one year	17
Total	31

3. Payment of lease/Depreciation

(Millions of Yen)

Payment of lease	¥ 19
Depreciation	19

4. Depreciation is computed using the straight-line method over the lease term to make residual value zero.

Per share data

Current period (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
Equity per share ¥ 1,611.21 Net income per share ¥ 225.46 Net income per share (diluted) ¥ 223.10	Equity per share ¥ 1,209.58 Net income per share ¥ 227.52 Net income per share (diluted) ¥ 226.51 New accounting standards for per share data have been adopted from this fiscal year. Per share data for the prior period would have been as follows if such new standards were applied; Equity per share ¥ 932.61 Net income per share ¥ 315.57 Net income per share (diluted) ¥ 313.24	Equity per share ¥ 1,323.10 Net income per share ¥ 470.76 Net income per share (diluted) ¥ 469.28 New accounting standards for per share data have been adopted from this fiscal year. Per share data for the prior year would have been as follows if such new standards were applied; Equity per share ¥ 1,055.21 Net income per share ¥ 436.71 Net income per share (diluted) ¥ 433.83

(Note) Equity per share and net income per share (diluted) are computed as follows:

	Current year (From April 1, 2003 to September 30, 2003)	Prior period (From April 1, 2002 to September 30, 2002)	Prior year (From April 1, 2002 to March 31, 2003)
Equity per share			
Net income	11,227	12,127	24,797
Amount which does not belong to common shareholders (million)	—	—	300
(of which, bonus to directors) (million)	—	—	300
Net income for common stock (million)	11,227	12,127	24,497
Average numbers of shares issued and outstanding during fiscal year (Thousand)	49,799	53,303	52,038
Net income per share (diluted)			
Adjustment to net income (million)	—	—	—
Increase of common stock (Thousand)	525	236	163
(of which, preemptive rights on common stock)(Thousand)	525	236	163
Description and number of common stock equivalents which were not included in the computation of net income per share (diluted) as they were anti-dilutive	Stock option (common stock) 336,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 292,000 approved by General Meeting on June 21, 2002 Stock option (common stock) 332,000 approved by General Meeting on June 26, 2003	Stock option (common stock) 368,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 335,000 approved by General Meeting on June 21, 2002	Stock option (common stock) 346,000 approved by General Meeting on June 22, 2001 Stock option (common stock) 332,000 approved by General Meeting on June 21, 2002

SUBSEQUENT EVENT

On October 22, 2003, Sammy's Board of Directors resolved to acquire shares of Nissho Inter Life Co., Ltd., in accordance with procedures for the open market purchase of shares stipulated by the Japan Securities Exchange Law. Details of the purchase are outlined below.

① Reasons for the purchase
By making Nissho Inter Life a subsidiary, Sammy seeks to enhance its capabilities in construction related to the interiors of pachislot and pachinko halls, amusement facilities and commercial facilities. This acquisition will allow Sammy to offer an even more comprehensive lineup of services.

② Purchase period
October 28, 2003 to November 17, 2003

③ Purchase price
¥326 per share

④ Scheduled number of shares to be purchased
7,714,400 shares

⑤ Changes in share ownership through open market purchase
Shares held prior to purchase: 0 shares
(Voting rights: 0.00%)
Shares held after purchase: 7,714,400 shares
(Voting rights: 50.49%)

⑥ Funds required for the purchases
¥2,514,894 thousand

Funds required for this purchase supplied in full through internal procurement.